

InterOil

InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, TX 77380
Phone: (281) 292-1800
Fax: (281) 292-0888
Mobile: (713) 502-8055
Email: collin.visaggio@interoil.com
www.interoil.com

July 30, 2007

Attn: Mr. Karl Hiller/ Mark Maher
Division of Corporation Finance/Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: InterOil Corporation
        Form 40-F for Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        Response Letter Dated May 07, 2007
        Conference call Dated June 28, 2007
        File No. 1-32179

Dear Mr.Hiller:

InterOil Corporation (the **"Company"**) submits the following responses in relation to the teleconference call that we had dated June 28, 2007, in regards to comments from the staff of the Securities and Exchange Commission (the **"Staff"**) relating to the Company's Form 40-F for the fiscal year ended December 31, 2005 (**"Form 40-F"**).

The key items raised by the Staff during the call were the following:

1. Does the transaction qualify for conveyance accounting under FAS 19?

2. Has the conversion feature been appropriately valued and bifurcated?

In summary the Indirect Participation Agreement (IPI) contract deals with the following key facts:-

- InterOil Corporation has contracted with a group of investors for the drilling of eight exploration wells within its Petroleum Prospecting Licences (PPL) 236, 237 and 238 in PNG; these licences are held by wholly owned subsidiaries. Two of the eight exploration wells can be nominated by the investors.

- The investors have been assigned a 25% ownership in the eight exploration wells in exchange for funding 100% of the estimated project costs. The investors under the contract have assigned InterOil Corporation to act as agent to manage and drill the wells on their behalf, pay the project costs and bill the investors for their share of costs.

1

- An exploration discovery from drilling any of the eight exploration wells will require contributions to cash calls in relation to further well testing and development programs. The contributions by investors must be made in proportion to the IPI interest in order to maintain their participation interest in these wells. Investors will be able to convert their IPI into a participation interest under a JV Operating Agreement ('JVOA conversion') and will also be able to register a legal interest in the Production Development Licence (development Licence). However, an IPI investor can receive distributions from successful wells without converting its IPI into a JVOA (refer section 5.4 of the IPI agreement). Investors can forfeit their interest in that well if they choose not to participate in its development. In the instance that the investor chooses not to participate, the investor also forfeits any right to convert the IPI into common shares. The investors will still maintain an interest in any remaining or proceeding wells where they do not forfeit their interest.

- The contract with the investors contains a conversion option which can be exercised. Investors have the option between the earlier of June 15, 2006 and the date InterOil exercises its call option to the later of December 15, 2006 and 90 days after the completion of the eighth well to convert the IPI interest into shares. A total of 3,333,333 shares would be issued if all 25% of the IPI was converted (133,333 shares per 1% interest in the IPI).

- All overruns on the contract are to be paid by InterOil Corporation as the drilling contractor. Extraordinary Costs outside the contracted project are payable 100% by investors. Costs for future phases in the event of a discovery are payable by the investors in IPI interest of 25%.

- Investors paid $125,000,000 for the contract from which transaction costs are to be deducted.

- There are no refund clauses in the contract. In the event of default, the holder of the interest could pursue a court settlement under which a likely alternative to a cash payment would be specific performance.

Status update on the drilling program:

- InterOil has completed three out of the eight wells that the Company is liable to drill under the IPI contract. The three wells drilled so far are Black Bass (plugged and abandoned Q3 2005), Triceratops (plugged and abandoned Q4 2005) and Elk-1 (gas discovery in Q2 2006).

- The Company is currently conducting extended well programs on Elk prospect to evaluate the discovery. The program includes acquiring additional two-dimensional seismic data and drilling test wells over the prospect.

- To the extent that the expenditure incurred on the extended well program by InterOil relates to IPI investors interest in the well program (25% of the costs), the Company will make a cash call on IPI investors for the amount.

- The Company is currently in the process of drilling test well Elk-2 (part of the extended well program – not part of IPI exploration program), and is expected to complete this well in the near future.

Issue # 1

1. Does the transaction qualify for conveyance accounting under FAS 19?

InterOil's interpretation of the accounting proposed by the SEC staff:

- Bifurcation of the amount received as per the IPI agreement between the non-financial liability and conversion option liability based on DIG Issue B6 Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative requiring the entire fair value of the derivative to be recognized.

- InterOil used the relative fair value approach for both US and Canadian GAAP rather than basing the fair values based on DIG Issue B6 where the fair value of the option is determined with the residual applied to the non-financial liability; however, we had concluded that this is not a material item with respect to our US GAAP reconciliation note in our 2005 Form 40-F. Had we initially recorded the derivative liability at its fair value, it would have been recorded initially at $26,121,864 rather than $27,249,587, a difference of $1,127,723 (approximately 4% of the derivative liability balance). This would have resulted in an offsetting increase in the non-financial liability. In our 40-F filing the amount relating to the conversion options at December 31, 2005 was correctly stated at the December 31, 2005 fair value.

- SEC staff proposes that the 'conveyance' (an assignment or transfer of mineral rights to another person) does not occur until all the risks and rewards have been passed on to the investors – i.e. the forfeiture of the share conversion options.

- SEC staff proposes that the non-financial liability be maintained at full value until the conveyance occurs as per FAS 19. InterOil will only transfer to the profit and loss the balance amount from the non-financial liability after retaining the budgeted costs for the completion of the eight well drilling program.

- Recognise the profit from lapse of the share conversion option when the IPI investors convert their interest into the joint venture or exercise the option for the Company's shares.

- In the event that the share conversion options are forfeited, transfer the proportionate cost of Elk capitalized property to the profit and loss to offset the non-financial liability portion transferred to the profit and loss.

If the transaction does not qualify as conveyance on account of the fact that all risks and rewards of the 25% ELK interest have not passed onto the IPI investors, then the impact on the IPI liability balance, Conversion option liability, Capitalized oil & gas properties and on the profit and loss account has been summarised in Appendix 1:

These workings have been prepared under the assumption that the IPI investors will convert their IPI interest into their interest in the unincorporated joint venture once a Petroleum Development Licence is established to develop Elk prospect in 2007.

A detailed analysis of the entries is given below:

IPI#3 liability impact (refer Appendix 1 for note references):

- **Note 1:** In reviewing SFAS 19, paragraph 47, the Company determined that the guidance in paragraph 47(c) was the best fit in terms of describing the terms of the indirect participation interest. InterOil determined that this was a best fit because the Company gave up a 25% interest in eight undrilled wells (unproved properties) in exchange for funds that are expected to cover the cost of the program (essentially free wells). As such, InterOil determined that as it spent the IPI funds on the drilling program it would reduce the liability. This accomplishes the outcome describe in paragraph 47(c) as it would result in no costs for the well being recognized on InterOil's books (assuming the wells were completed in the budget). This treatment is also in line with the underlying definition of a liability in CON 6 because as the obligation to drill the eight wells is being settled, the liability decreases.

  Based on accounting treatment suggested by SEC staff, InterOil would need to reverse any amounts offset against the IPI liability and maintain the liability at the full bifurcated value of the non-financial liability till the conveyance occurs.

  Due to the reversal of IPI offsets, the liability balance as at December 31, 2005 and 2006 will increase by $30.0 million and $49.4 million respectively.

  Out of the amounts reversed, the offsets relating to G&G costs and wells abandoned will have a net profit and loss impact and the offsets relating to successful wells will be capitalized by the Company. Gross values have been presented in the profit and loss statement for the impact of these adjustments rather than the net values for ease of understanding. Refer to Note 7 for the profit and loss impact of the write off of capitalized costs on abandoned wells (Black Bass and Triceratops) and G&G costs. The capitalization of drilling costs relating to Elk prospect has been separately identified under Note 9 below.

- **Note 2:** The Company believes that the non-financial liability represents the obligation to complete the eight well drilling program. As a result of the allocation method of the hybrid instrument required by DIG issue B6 "Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative" the initial value of the Host Contract does not represent the total expected cash costs to fulfil the contract. InterOil have drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatory redeemable securities where there can also be a difference between the initial value of the security and the redemption price. In accordance with EITF Topic D – 98 "SEC Staff Announcement Regarding the Classification and Measurement of Redeemable Securities" an acceptable accounting method is to accrete the changes in the value of the security over the period from the date of issuance to the earliest redemption date using an appropriate methodology such as the interest method. The redemption date as it applies to the IPI contract would be the expected timeframe for completion of the drilling program.

  InterOil does not believe the non-financial liability has characteristics that make it comparable to a mandatory redeemable security as there are no contractual terms that would result in the agreement being interpreted this way. However, management believes that it is appropriate to apply accretion expense due to the objective of matching the carrying value of the liability to the expected costs of meeting the obligation.

  The Company also believes that accounting in this way will reflect the timing of the drilling program more clearly in the income statement and results in accounting for the program on a well by well basis as required by FAS 19. Applying accretion expense results in a charge in the income statement progressively throughout the drilling program rather than recognizing such costs as exploration expense or depletion.

Based on accounting treatment suggested by SEC staff, InterOil would be required to reverse any accretion expense that has been booked to increase the fair value of the non-financial liability to reflect the carrying value of the liability.

Due to the reversal of the accretion expense, liability balance as at December 31, 2005 and 2006 will decrease by $5.6 million and $9.2 million respectively.

Note 3: As per the IPI agreement, InterOil has the right to cash call from IPI investors for their portion of the testing and extended well programs on any of the eight well exploration wells. The Company currently maintains the cash calls as a separate liability until it is offset by the amounts spent on the extended well programs based on investors interest in the extended well program.

Based on the accounting treatment suggested by the SEC staff, the conveyance occurs on forfeiture of the share conversion options. This being the case, the cash calls will increase the IPI liability balance. This change does not have an initial impact on the profit and loss account as the liability is being moved from 'accruals and accounts payable' classification in the balance sheet to IPI liability.

As noted in note 7, there will be a profit and loss impact if these cash calls are for G&G costs or if these wells are abandoned and the capitalized exploration amounts written off.

InterOil would be required to increase the IPI liability by $0.3 million in Q3 2005 for testing Black Bass and $0.7 million in Q4 2005 on testing Triceratops. These amounts will be added to the IPI liability and included in the proceeds on sale of oil and gas properties when the conveyance is triggered.

InterOil will also increase the liability by $12.3 million in 2007 on account of cash calls made on Elk extended well program. These cash calls are partly funding the extended seismic work on the prospect ($3.6 million incurred till date in 2007) and other well test programs ($8.7 million incurred till date). These costs will be expensed or capitalized accordingly (refer note 7).

Note 4: Based on the comments in the letter dated May 7, 2007, the Company agreed that the relative fair value methodology should not have been applied for the purposes of US GAAP.

Had we initially recorded the derivative liability at its fair value, it would have been recorded initially at $26,121,864 rather than $27,249,587, a difference of $1,127,723. This would have resulted in an offsetting increase in the non-financial liability. These adjustments have now been passed in this worksheet.

The impact of this adjustment on the conversion option liability in Q1 2005 will however be reversed to profit and loss account in Q4 2005 as conversion liability is carried at fair value. The impact of this adjustment on the profit and loss statement for year ending 2005 will be less than 2% of the loss for the year.

Note – the revaluation of the conversion option liability is done for US GAAP purposes only and therefore only done annually (except for 2007 – refer Note 6 for further details).

Note 5: As per the comments raised by SEC staff, conveyance of the wells is triggered by the forfeiture of the share conversion options available to the IPI investors.

On the assumption that the current well will be a success and the IPI investors decide to convert their interest into an unincorporated joint venture resulting in the forfeiture of the share conversion options, the conveyance of the well program is triggered. InterOil would be required to only transfer to the profit and loss the balance amount from the non-financial liability after retaining the budgeted costs for the completion of the eight well drilling program.

The Company estimates a further $51.1 million will be incurred to complete the remaining five wells of the eight well drilling program. This amount will be maintained as a liability when the conveyance occurs and the residual amount of the liability of $52.6 million will be transferred to the profit and loss account.

If the IPI investors decide to convert their interest into common shares of InterOil Corporation, the entire non-financial liability amount would be transferred to profit and loss account.

Conversion Option liability impact (refer Appendix 1 for note references):

Note 6: In December 2006, the FASB issued a FASB Staff Position FSP EITF 00-19-2 which addresses an issuer's accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements.

InterOil adopted the FSP effective for the fiscal year beginning January 1, 2007. InterOil will fair value its options as at February 25, 2007 (when the Registration Rights agreement lapses) and a gain of $15,146,353 (adjustment captured in the opening balance of conversion liability as of June 2007) has been realized which will reduce the conversion option liability balance to $27,578,967. The classification of this balance will also change from liability to equity as at that date.

Oil and Gas properties impact (refer Appendix 1 for note references):

Note 7: These adjustments relate to the capitalization of balances previously offset against IPI liability and cash calls, write off of G&G costs previously offset against IPI liability, subsequent write off of capitalized costs on abandonment of wells.

The amounts spent on Black Bass and Triceratops wells were previously offset against IPI liability and IPI cash calls. These have been subsequently written off when these wells were plugged and abandoned. These adjustments are only for the amounts where there are timing differences between the amounts spent and the abandonment of the wells.

G&G costs were incurred as part of the IPI agreement and extended well programs during the periods amounting to $11.1 million in 2005, $4.5 million in 2006 and $3.6

million in 2007. These were initially offset against the IPI liability and cash calls, however, these have now been written off to the profit and loss.

As explained in Note 3 above, an amount of $8.7 million was incurred on testing and non G&G costs relating to Elk extended well program which was cash called in 2007. This amount has been capitalized in 2007 as the Elk structure is being evaluated.

The gross profit and loss impact is recorded here for presentation only - actual profit and loss impact will be net of Note 1.

- **Note 8:** This amount relates to the capitalization of balances spent on ELK exploratory well, previously offset against IPI liability. ELK exploration balances are capitalized as extended well test programs are being undertaken to evaluate the discovery.

  The gross profit and loss impact is recorded here for presentation only - actual profit and loss impact will be net of Note 1.

- **Note 9:** Based on FAS 19 para 47 (j), The sale of a part of a proved property, or of an entire proved property constituting a part of an amortization base, shall be accounted for as the sale of an asset, and a gain or loss shall be recognized. The unamortized cost of the property or group of properties a part of which was sold shall be apportioned to the interest sold and the interest retained on the basis of the fair values of those interests.

  As the IPI investors are expected to convert their interest into the joint venture when the prospect is converted into a PDL – it is expected that the prospect will be a proved area at the time the joint venture is created due to the application requirements that have to be met and the development plan that has to be put forward to the Papua New Guinea authorities. The proportionate capitalized cost of the prospect will be offset against the sales proceeds prior to recognition of any gain/loss on sale of properties.

  Based on the SEC model, the Company would be required to transfer the capitalized oil and gas property relating to ELK prospect of $11.9 million (25% of $47.6 million) to the profit and loss being the amount to offset the sale proceeds.

  A balance of $35.7 million would still be required to be capitalized on Elk in the Company's books and amortized against production from the prospect. The remaining balance is made up of drilling equipments and stores inventory relating to the drilling program.

Profit and loss account impact (refer Appendix 1 for note references):

- Refer to the notes above for detailed analysis of the profit and loss impacts.

- Based on the SEC model, InterOil would be required to recognize $40.6 million gain in the period in which the conveyance (which includes dry holes) is triggered (refer note 5 and 9).

Issue # 2

Has the conversion feature appropriately valued?

As noted in our response letter dated October 24, 2006, the Company has consistently applied the Black-Scholes Model as the sole valuation method for determining the fair value of the conversion feature. Before deciding on the use Black-Scholes model for the valuation, the Company evaluated the Black-Scholes Model, the Binomial Tree Model, and a valuation of its balance sheet value.

After reviewing these three valuation models and determining that each produced a similar valuation, the Company elected to adopt the Black-Scholes Model as its standard and used this model to establish the initial value of the conversion feature associated with the indirect participation interest agreement entered into in February 2005. The following summarizes the Companies review of the fair value of the conversion feature associated with the indirect participation interest calculated by each of the three methods used in connection with the initial valuation of the conversion feature.

Black-Scholes Model — Initial Valuation

Grant Date:	February 4, 2005
Expiration Date:	December 31, 2006
Exercise Price:	$37.50
Grant Date Market Price	$34.03
Dividend Yield:	0%
Volatility:	45%
Risk Free Rate:	3.2%
Option Value:	$7.84
Conversion Feature Value:	$26,121,864

Binomial Tree Model — Initial Valuation

Grant Date:	February 4, 2005
Exercise Price:	$37.50
Grant Date Market Price:	$34.03
Dividend Yield:	0%
Volatility:	45%
Risk Free Rate:	3.2%
No. of Steps:	150
Days to option expiration:	694
Exercise Type:	American
Option Value:	$7.84
Conversion Feature Value:	$26,134,664

Balance Sheet Calculation — Initial Valuation

The Company performed an analysis of its per share asset value at the time the indirect participation interests were sold to obtain a third reference point to compare to the Black-Scholes and Tree based valuation approaches shown above. In performing this valuation, the Company assumed that indirect participation interest holders would only exercise their conversion rights if the Company's drilling program was unsuccessful. In that event, the only Company assets with any value would be those associated with its refining and marketing business segment and its wholesale and retail distribution business segment. The value of these residual assets was determined as follows:

- The Company's refinery began commercial operations at approximately the same time as the indirect participation interests were sold. As a result, the Company did not have a history of operations with which to determine the value of the Company's refining and marketing business segment. Therefore, the Company assumed that the value of the refining and marketing business segment was equal to the book value of its property plant and equipment. The book value of the Company's refining and marketing business segment as of December 31, 2004 was $236,683,247.

- At the time the indirect participation interests were sold, the Company's wholesale and retail distribution segment did not constitute a significant portion of the Company's operations. As a result, the Company determined that the most conservative valuation of this business segment would be to also use the book value of its assets. The book value of the Company's retail and wholesale distribution business segment as of December 31, 2004 was $4,507,539.

- On December 31, 2004, the Company had 28,310,884 common shares issued and outstanding, resulting in a per share value of the Company's assets equal to $8.52. Based on these calculations, the conversion feature would be worth $28,397,884 to the indirect participation interest holders.

Based on the discussions on June 29, 2007, the SEC staff wanted further clarification on the strike price used in the valuation of the conversion options:

The strike price for the IPI conversion options is the decision point at which the investor decides to convert the options into common shares of the Company. The different factors considered by the Company in determining the strike price for the Black-Scholes model are noted below:

- IPI investors entering into an unincorporated joint venture will have 25% direct interest in the well program vs. indirect interest of 11%-12% (3.3 million shares out of 33.2 million shares outstanding if these options were to be converted) in the share capital of the Company if they decide to convert to common shares of the Company. As the value of the company is mainly in the exploration and production stream, rather than the refining and downstream, it is highly unlikely that the investors will convert their shares into common shares until the end of the drilling program and all the wells have been unsuccessful. A review of the Company's share price since the start of the drilling program will reveal that the company's share price is mainly influenced by drilling results more than the financial results of the other segments, namely, refinery and downstream activities. This can be illustrated by the share price in Feb 05 of $43 reducing to approximately $19 by December 2005 and $15 by March 2006 on the news of abandonment of the first two wells respectively in the eight well program. The share price recovered further in 2006 on the Elk-1 discovery during 2006 and reached $43 again in June 2007 in anticipation of the results of Elk-2 testing well. A press release from the Company stating the occurrence of 'limited' gas flows based on preliminary testing brought the share price down to $18 by the end of June 07.

- The options will always be 'out of the money' if there is probability that any of the eight exploration wells is a discovery and the returns from the estimated reserves are going to be more than the amounts invested by the IPI investors as per the agreement. Vice versa, if the eight well program is a failure, the options will be exercised as the investors will convert into the Company's shares to gain access to the value of the Company's residual assets in the refining and distribution business.

When the investors exercise the conversion option, they do so only at the contracted price of $37.50 per share as stated in Section 6.1 of the IPI. However, investors give up direct rights to any future oil revenues from the drilling program. Thus, the strike price of the option is the sum of (a) $37.50 and (b) the expected per share future oil revenue being given up to convert. Investors would not convert if the value of component (b) is higher than the expected revenue to be received from converting. Based on these factors, the strike price can only be calculated if the share price from the discovery can be reasonably estimated in addition to the the following factors:

- ***probability of drilling success of each remaining well in the eight well program:*** This cannot be reasonably estimated for the program in Papua New Guinea as there are no previous drilling programs which are as comprehensive as the ones undertaken by the Company. However, it can be reasonably assumed that investors will not exercise the conversion option till the probability of the drilling program's success is ascertained to be low enough so that the expected cash flows from drilling are lower than those from residual assets in the company.

- ***reserves of any of the successful wells:*** This would be based on the success of the drilling program which as explained above, cannot be reasonably estimated.

- ***the expected commercial revenues from these discoveries:*** Papua New Guinea being a country with varying topography and undeveloped transportation infrastructure, the location of and the estimated reserves in successful wells is highly relevant for reasonably estimating the commerciality of the reserves. The level of reserves required to make a well viable increases with the difficulty in transporting the extracted oil to a port or refining facility. The further inland the fields are, the higher the reserves required to be commercially exploitable.

As these above variables cannot be reasonably estimated at the time of entering into the IPI agreement, InterOil has used $37.50 as the proxy strike price for the options as this is the price that market has paid in an arms length transaction. The output from Black Scholes using this strike price is also supported by the other valuation techniques evaluated by InterOil before applying the Black-Scholes model.

Preference share model:

Preference share model was suggested by SEC staff during the conference call as a possible model to value the valuation of the options. This valuation technique is based on the Black-Scholes model with modifications for the preference dividends. However, as illustrated above, this is irrelevant for this computation as there are no dividend payments and assumed dividend calculations is dependent on estimating the success of the wells, estimation of reserves, which at this point in time cannot be reasonably estimated.

Other considerations:

1. Disclosure of reserves:

    As per the SEC comments, the conveyance does not occur until the forfeiture of the share conversion options takes place. This could result in a situation where the Company has proved reserves; however, conveyance does not occur until the investors elected to be part of the Joint Venture Operating Agreement ('JVOA'). In this circumstance, if the investors do not join the JVOA InterOil will account for 100% of the reserves in its books even though 25% of production is going to the IPI investors. In addition, it is likely that the investors would book 25% of the reserves in their books to account for their share in the Field.

2. Other instances where share conversion options is forfeited, i.e, conveyance is triggered :

    - Share conversion options are forfeited under Section 4.2(b)(ii) of the agreement if within 48 hours of receipt of notice from InterOil of the intent to proceed with Completion of a well the investor provides a written notice to InterOil that they will not pay its IPI percentage of the costs of the completion and forfeit (A) Investor's right to that well and the development of any Field discovered from such well and (B) Investor's rights to convert its IPI Percentage into common shares of the Company.

- Share conversion options are forfeited under Section 5.2(a)(ii) of the agreement if within 60 days after the receipt of AFE by subsequent work program raised by InterOil on any well the investor provides a written notice to InterOil that they intend not to pay its IPI Percentage of such costs and to relinquish its IPI Percentage of the revenues attributable to the wells affected by the specific subsequent work program until InterOil has recovered Non-consent Risk penalties as specified in the agreement.

"Non-consent Risk Penalty" means for any subsequent work program an amount to be deducted by InterOil from quarterly distributions otherwise payable to investor equal to (a) 800% if the total amount InterOil paid on behalf of investors IPI percentage of the costs of any subsequent work program in which investor did not elect to participate; and (b) interest on the unrecovered balance of such amount accruing daily at the Agreed Interest Rate (LIBOR + 5%).

- Investor has the right to convert at any time, or from time to time during the Conversion Right Period, all or any portion of such Investor's IPI Percentage interest into fully paid and non-assessable common shares in the Company. If this occurs, the investors will have only the rights to remaining unconverted IPI percentage in the eight well program.

- InterOil may cause the reduction in the IPI Percentage in accordance with provisions of Section 9.1 subject to (i) the consideration received by such Subject Field Investor is equal to or greater than $50 million per each one percentage point reduction in the IPI Percentage, or (ii) the consideration received by such Subject Field Investor is equal to or greater than $25 million per each one percentage point reduction in the IPI Percentage in the Subject Field.

InterOil final comments:

InterOil maintains that its current accounting treatment as presented in the 2006 filings best reflects the treatment of the IPI agreement.

The SEC staff is requested to review the accounting treatment as outlined in Appendix 1 is consistent with the SEC views on how the IPI agreement should be accounted. Additionally the SEC is requested to consider whether the fluctuations in the profit and loss statement booking losses followed by a large profit upon conveyance plus booking a growing IPI liability is representative of the nature of this transaction.

Should the accounting treatment as summarised in Appendix 1 be consistent with the SEC views then InterOil will file as soon as practical an amendment to its recently filed 2006 financials.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.

Kind regards,

Collin Visaggio
Chief Financial Officer

APPENDIX – 1

InterOil Corporation
IPI#3 US GAAP workings - Balance Sheet impact

IPI # 3 liability - Balance sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	June 2007	On conveyance
Amount carried forward in the Balance Sheet		90,261,604	85,567,685	77,798,192	65,258,869	55,993,003	52,160,238	49,327,561	49,288,602	49,554,321	103,618,905
Increase in liability due to reversal of IPI#3 offsets	1	862,019	6,174,740	9,159,844	13,803,690	11,154,066	4,636,094	3,347,992	346,494	(45,958)	-
Decrease in liability due to reversal of accretion expense	2	(1,511,952)	(1,480,821)	(1,390,351)	(1,264,368)	(1,888,191)	(803,329)	(515,315)	(307,543)	(614,075)	-
Increase in liability on account of IPI#3 cash calls	3	-	-	307,389	678,326	-	-	-	-	12,288,109	-
Increase in liability due to difference between FV of conversion options and prorata amount applied under CGAAP (SEC query in relation to Statement 133 implementation Issue No B6)	4	1,127,723	-	-	-	-	-	-	-	-	-
Transfer of costs to profit and loss triggered by conveyance as per FAS 19	5	-	-	-	-	-	-	-	-	-	(52,562,621)
Revised IPI#3 balance (Cumulative impact)		90,739,394	90,739,394	91,046,783	91,725,109	91,725,118	91,725,118	91,725,118	91,725,110	103,618,905	51,056,284

Conversion option liability - Balance sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	June 2007	On conveyance
Amount carried forward in the Balance Sheet		27,249,587	27,249,587	27,249,587	22,970,303	22,970,303	22,970,303	22,970,303	42,725,320	27,578,967	-
Decrease in conversion liability due to difference between FV of conversion options and prorata amount applied under CGAAP (SEC query in relation to Statement 133 implementation Issue No B6)	4	(1,127,723)	-	-	1,127,723	-	-	-	-	-	-
Transfer of liability to equity in Feb 07	6	-	-	-	-	-	-	-	-	(27,578,967)	-
Revised Carried forward exploration (Cumulative impact)		26,121,864	26,121,864	26,121,864	22,970,303	22,970,303	22,970,303	22,970,303	42,725,320	(0)	-

Capitalised Exploration - Balance Sheet impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	June 2007	On conveyance
Amount carried forward in the Balance Sheet		9,188,016	11,454,019	13,491,944	16,399,492	16,709,923	18,874,550	28,044,170	37,449,734	44,774,326	70,434,337
Add: Black Bass carried forward (abandoned in Q3 05)	7	-	5,870,986	(5,870,986)	-	-	-	-	-	-	-
Add: Tricerotops carried forward (abandoned in Q4 05)	7	-	-	4,895,487	(4,895,487)	-	-	-	-	-	-
Add: Cash spent on Black Bass and Tricerotops cash calls	7	-	-	307,389	678,326	-	-	-	-	-	-
Less: Amount written on cash calls when abandoned	7	-	-	(307,389)	(678,326)	-	-	-	-	-	-
Add: ELK drilling costs adjusted against cash calls	7	-	-	-	-	-	-	-	-	8,699,476	-
Add: ELK exploration costs carried forward	8	-	-	115,000	3,115,122	6,356,513	4,080,019	2,957,046	336,834	-	-
Costs of ELK drilling program offset against IPI liability	9	-	-	-	-	-	-	-	-	-	(11,920,801)
Revised Carried forward exploration (Cumulative impact)		9,188,016	17,325,005	18,502,431	19,629,614	26,296,558	32,541,204	44,667,871	54,410,269	70,434,337	58,513,536

13

InterOil Corporation
IPI#3 US GAAP workings - Profit and Loss impact

Profit and Loss impact	Note	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD 2007	On conveyance	YE 2005	YE 2006
Increase in expl. expense due to reversal of IPI#3 offsets	1	(862,019)	(6,174,740)	(9,159,844)	(13,803,690)	(11,154,066)	(4,636,094)	(3,347,992)	(346,494)	45,958	.	(30,000,293)	(19,484,645)
Reduction in expense due to reversal of accretion expense	2	1,511,952	1,480,821	1,390,351	1,264,368	1,888,191	803,329	515,315	307,543	614,075	.	5,647,492	3,514,378
Amount transferred to P/L as conversion options are carried at fair value at year end	4	.	.	.	(1,127,723)	.	.	.	.	.	.	(1,127,723)	.
IPI liability transferred on conveyance	5	.	.	.	.	.	.	.	.	.	52,562,621	.	.
Black Bass costs capitalised in Q2 05 and w/off in Q3 05	7	.	5,870,986	(5,870,986)	.	.	.	.	.	.	.	.	.
Tricerotops capitalised in Q3 05 and w/off in Q4 05	7	.	.	4,895,487	(4,895,487)	.	.	.	.	.	.	.	.
Increase in costs due to reversal of Black Bass cash calls	7	.	.	(307,389)	.	.	.	.	.	.	.	(307,389)	0
Increase in costs due to reversal of Tricerotops cash calls	7	.	.	.	(678,326)	.	.	.	.	.	.	(678,326)	.
Increase in exp due to write off of seismic costs adjusted against cash calls	7	.	.	(6,054,557)	(4,954,436)	(3,556,537)	(501,345)	(453,235)	(8,077)	(3,588,633)	.	(11,008,993)	(4,519,194)
Decrease in expense due to capitalisation of ELK	8	.	.	115,000	3,115,122	6,356,513	4,080,019	2,957,046	336,834	.	.	3,230,122	13,730,413
Costs of ELK drilling program offset against IPI liability	9	.	.	.	.	.	.	.	.	.	(11,920,801)	.	.
Profit/(loss) for the period		649,933	1,177,067	(14,991,938)	(21,080,173)	(6,465,900)	(254,091)	(328,865)	289,806	(2,928,600)	40,641,820	(34,245,111)	(6,759,049)
Profit/(loss) for the year												(34,245,111)	(6,759,049)